SKADDEN, ARPS, SLATE, MEAGHER & FLOM

PARTNERS	世達國際律師事務所	AFFILIATE OFFICES
JOHN ADEBIYI ♦	42/F, EDINBURGH TOWER, THE LANDMARK
CHRISTOPHER W. BETTS	15 QUEEN’S ROAD CENTRAL, HONG KONG	BOSTON
EDWARD H.P. LAM ♦*		CHICAGO
HAIPING LI *	TEL: (852) 3740-4700	HOUSTON
CLIVE W. ROUGH ♦	FAX: (852) 3740-4727	LOS ANGELES
JONATHAN B. STONE *	www.skadden.com	NEW YORK
ALEC P. TRACY *		PALO ALTO
♦(ALSO ADMITTED IN ENGLAND & WALES)		WASHINGTON, D.C.
*(ALSO ADMITTED IN NEW YORK)		WILMINGTON

BEIJING
REGISTERED FOREIGN LAWYERS		BRUSSELS
WILL H. CAI (CALIFORNIA)		FRANKFURT
Z. JULIE GAO (CALIFORNIA)		LONDON
BRADLEY A. KLEIN (ILLINOIS)		MOSCOW
RORY MCALPINE (ENGLAND & WALES)		MUNICH
GREGORY G.H. MIAO (NEW YORK)		PARIS
ALAN G. SCHIFFMAN (NEW YORK)		SÃO PAULO
Seoul
SHANGHAI
SINGAPORE
SYDNEY
TOKYO
TORONTO

July 7, 2015

VIA EDGAR

Christian Windsor, Special Counsel

Alexandra M. Ledbetter, Staff Attorney

Hugh West, Accounting Branch Chief

LoryEmpie, Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:                             Jupai Holdings Limited(CIK No. 0001616291)

Registration Statement on Form F-1

Dear Mr. Windsor, Ms. Ledbetter, Mr. West and Ms. Empie:

On behalf of our client, Jupai Holdings Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are filing herewith the Company’s Amendment No. 2 to the registration statement on Form F-1 (the “Registration Statement Amendment No. 2”) via EDGAR with the Securities and Exchange Commission (the “Commission”).  To facilitate your review, we have separately delivered to you today five courtesy copies of the Registration Statement Amendment No. 2, marked to show changes to the Company’s Amendment No. 1 to the registration statement on Form F-1 filed with the Commission on June 24, 2015. The Company has updated the Registration Statement Amendment No. 2 to reflect the Company’s recent developments.

The Company respectfully advises the staff of the Commission (the “Staff”) that it will commence the marketing activities in connection with the offering immediately and expects to request acceleration of the effectiveness of the Registration Statement as of July 15, 2015.  The Company would appreciate the Staff’s continuing support and assistance.

*              *              *

If you have any questions regarding the Registration Statement Amendment No. 2, please contact the undersigned by phone at +852-3740-4863 or via e-mail at julie.gao@skadden.com or Min Hu, the audit engagement partner at Deloitte Touche Tohmatsu Certified Public Accountants LLP, by email at alhu@deloitte.com.cn. Deloitte Touche Tohmatsu Certified Public Accountants LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

cc:                                Jianda Ni, Co-Chairman of the Board of Directors and Chief Executive Officer, Jupai Holdings Limited

Tianxiang Hu, Co-Chairman and Executive Chairman of the Board of Directors, Jupai Holdings Limited

Min Liu, Chief Financial Officer, Jupai Holdings Limited
Min Hu, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP

Will H. Cai, Partner, Skadden, Arps, Slate, Meagher & Flom LLP

David Roberts, Partner, O’Melveny & Myers LLP

Ke Geng, Partner, O’Melveny & Myers LLP